Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Dividend Capital Diversified Property Fund Inc.:

We consent to the inclusion in the prospectus related to the registration statement (No. 333-175989) on Form S-11 of Dividend Capital Diversified Property Fund Inc. and subsidiaries of our reports dated March 19, 2013, with respect to the consolidated balance sheets of Dividend Capital Diversified Property Fund Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the related financial statement schedule, which reports appear therein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Denver, Colorado

March 22, 2013